Advanced Series Trust
Gateway Center Three
Fourth Floor
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

August 25, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:            Registration Statement on Form N-14 of Advanced Series Trust
File Nos. 333-160817 and 811-03623

Dear Sir/Madam:

On July 27, 2009, we filed with the Securities and Exchange Commission (the “Commission”) through EDGAR on behalf of Advanced Series Trust (“Registrant”) a registration on Form N-14 (the “Registration Statement”).  Transmitted herewith is Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) along with a request for acceleration of effectiveness of the Registration Statement to August 26, 2009 or such other date determined by the Commission or its staff pursuant to Rule 461 under the Securities Act of 1933.  The purpose of this letter is to respond to telephone comments given to the undersigned by Ms. Sally Samuels of the Commission staff on August 13, 2009 and by Mr. Jason Fox of the Commission staff on August 17, 2009.

The Commission staff’s comments and the Registrant’s proposed responses are set forth below.  Defined terms used herein and not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.                                       Comment

Under “Summary of the Proposal—Voting”  and “Voting Information” sections, there is currently disclosure that each Participating Insurance Company will vote all shares of the SP Portfolio for which it does not receive voting instructions from Contract Owners, and will vote such shares in the same proportion as the votes cast by Contract Owners. Please add disclosure that such “echo voting” procedures also will apply to SP Portfolio shares held by a Participating Insurance Company in its general account or otherwise.

Response

The requested changes have been made throughout the Amendment.

2.                                       Comment

Under “Information about the Reorganization—Reasons for the Reorganization” section, please list all of the relevant factors considered by the Board.  As a result, please state that the Board “considered the following factors” rather than the Board “considered a number of factors, including the following”.

Response

The requested change has been made in the Amendment.

3.                                       Comment

The “Summary of the Proposal” and “Information about the Reorganization—Reasons for the Reorganization” sections include a statement to the effect that the Reorganization is not expected to result in adverse tax consequences to Contract owners “assuming that the Contracts qualify for the federal tax-deferred treatment applicable to certain variable life insurance products.”  The Commission staff commented that it is unclear whether the Contracts do, in fact, currently qualify for federal tax-deferred treatment.

Response

The relevant disclosure has been revised throughout the Amendment to provide substantially as follows: “Because of the federal tax-deferred treatment applicable to the Contracts, the Reorganization is not expected to result in taxable gain or loss for U.S. federal income tax purposes for Contract owners that beneficially own shares of the SP Portfolio immediately prior to the Reorganization.”

4.                                       Comment

Under the “Capitalizations of the Portfolios Before and After the Reorganization” section, please revise the number appearing in the “Adjustments” column for shares outstanding to reflect the change in shares of the SP Portfolio upon conversion into the AST Portfolio, rather than being the number of shares issued upon conversion of the SP Portfolio into the AST Portfolio.  Make corresponding revisions to the text appearing in the footnote to the table.

Response

The requested changes have been made in the Amendment.

5.                                       Comment

In the Pro Forma Financial Statements included in the SAI, please revise the total net assets of the pro forma combined fund in the schedule of investments to include the effect of paying Reorganization related expenses.

Response

The requested revision has been made to the schedule of investments.

6.                                       Comment

In the Pro Forma Financial Statements included in the SAI, please include the relevant disclosure in footnote (f) to the pro forma statement of operations.

Response

Footnote (f) to the pro forma statement of operations has been deleted.

7.                                       Comment

In Part C, please include the signed Plan and the signed opinion and consent of fund counsel instead of “forms of” such documents.

Response

The requested changes have been made in the Amendment.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Amendment, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact either the undersigned at (973) 367 – 3161 with any questions.

Sincerely yours,

/s/ John P. Schwartz
John P. Schwartz,
Assistant Secretary of Advanced Series Trust